Exhibit 2

WAIVER AND CONSENT LETTER
To:
Nordic American Tankers Limited
Attention: Herbjørn Hansson
E-mail: Herbjørn Hansson@scandicamerican.com
Oslo, 4 May 20187
Dear Sirs,
NORDIC AMERICAN TANKERS LIMITED - USD 500,000,000 REVOLVING CREDIT FACILITY AGREEMENT ORGINALLY DATED 26 OCTOBER 2012 (AS AMENDED AND RESTATED FROM TIME TO TIME) (THE "AGREEMENT")
We refer to the Agreement. Terms defined in the Agreement shall have the same meaning when used in this letter unless given a different meaning in this letter. A reference to a Clause is to a Clause of the Agreement.
1	BACKGROUND — REQUEST FOR CONSENT
We refer to the previous correspondence with Nordic American Tankers Limited (the "Borrower") requesting certain consents and waivers from covenants under the Agreement, and the most recent consent and waiver letter dated 26 January 2018 (the "Existing Waiver Letter") granting a consent and waiver from certain covenants under the Agreement for the period starting from the reporting period ending on 31 December 2016 and ending on 31 December 2018 (the "Existing Waiver Period") on the terms and conditions set out in the Existing Waiver Letter.
We further refer to the email dated 1 May 2018 from the Borrower, requesting an extension of the waiver in respect of the Borrower Market Cap requirement granted pursuant to the Existing Waiver Letter and a further reduction in the Borrower Market Cap to Value Adjusted Total Assets Ratio pursuant to Clause 20.2.2 (Minimum Borrower Market Cap to Value Adjusted Total Assets Ratio).
The Borrower has requested an amendment to the Existing Waiver Letter to reflect the above requests.
With reference to Clause 2.2 of the Existing Waiver Letter, this letter is issued by the Agent on behalf of all the Lenders. This letter shall, once countersigned by the Borrower, replace the Existing Waiver Letter for the duration of the Existing Waiver Period.

2	WAIVER AND CONSENT
2.1	Waiver and consent
We are pleased to confirm that, strictly subject to the conditions set out in Clause 2.2 (Conditions for Waiver and Consent) below, the Lenders hereby grant the following waivers and consents:
2.1.1	Dividend payments
The Lenders hereby consent to the payment of the dividends paid out by the Borrower with a value of about USD 0.15 per share (a cash dividend of USD 0.10 per share and a portion of the shares that the Borrower owns in NAO, equivalent to USD 0.05 per NAT share), resulting in a total dividend of approximately USD 15,200,000, made on or about 31 August 2017.
2.1.2	Required Security Ratio
The Lenders consent to the security ratio as per 30 June, 2017 being 1.5 and not exceeding the required 1.5 ratio.
During the Existing Waiver Period, then notwithstanding paragraph c) of Clause 22.4 (Required Security Ratio), the applicable Required Security Ratio shall be:
a)	1.3, from 1 July 2017 to and until 31 March 2018; and
b)	1.25, from 1 April 2018 to the date of this letter; and
c)	1.35 from the date of this letter until the expiry of the Existing Waiver Period.
2.1.3	Minimum Borrower Market Cap
The Lenders waive the failure by the Borrower to at all times satisfy the Borrower Market Cap from the period starting on 1 January 2018 and ending on the date of this letter.
During the Existing Waiver Period, then notwithstanding Clause 20.2.1 (Minimum Borrower Market Cap) of the Agreement, the Borrower Market Cap shall at all times be no less than USD 325,000,000, however so that during the period starting on the date of this letter and ending on 31 December 2018, the Borrower Market Cap shall at all times be no less than USD 200,000,000.
2.1.4	Minimum Borrower Market Cap to Value Adjusted Total Assets Ratio
During the Existing Waiver Period, then notwithstanding Clause 20.2.2 (Minimum Borrower Market Cap to Value Adjusted Total Assets Ratio) of the Agreement, the Borrower Market Cap to Value Adjusted Total Assets Ratio shall at all times be no less than twenty-five per cent (25%).
2.1.5	Minimum Liquidity
During the Existing Waiver Period, then notwithstanding Clause 20.2.5 (Minimum Liquidity) of the Agreement, the Liquidity of the Borrower shall from the date hereof and to and including the expiry of the Existing Waiver Period at all times exceed USD 15,000,000. However, in the event that the Borrower obtains financing in respect of any of the three suesmax New Vessels currently on order from Samsung scheduled for delivery in June, August and October 2018, respectively (the "Newbuilds") (which at least finances the remaining capital expenditure relating to such Newbuild), then the Liquidity of the Borrower shall, from the date of the first delivery of any of the Newbuilds, exceed the higher of (i) USD 25,000,000 and (ii) six per cent (6.00%) of Interest Bearing Debt, as set out in Clause 20.2.5 (Minimum Liquidity) of the Agreement.

2.1.6	Chartering in of vessels
During the Existing Waiver Period, then notwithstanding sub-paragraph b) of Clause 22.5 (Restrictions on chartering, appointment of Managers, etc.) of the Agreement, the Lenders hereby consent to the Borrower chartering in the Newbuilds, on arm's length terms and conditions acceptable to the Lenders.
2.2	Conditions for waiver and consent
a)
The above waiver and consents are subject to the condition that from the date of this letter, all approvals and consents from the Finance Parties in respect of any and all amendments, approvals, consents, waivers or similar relating to:

(i)
the financial covenants set out in Clause 20 (Financial covenants) of the Agreement, including but not limited to Clauses 20.2.1 (Minimum Borrower Market Cap), 20.2.2 (Minimum Borrower Market Cap to Value Adjusted Total Assets Ratio), 20.2.3 (Minimum Value Adjusted Equity), 20.2.4 (Minimum Value Adjusted Equity Ratio), 20.2.5 (Minimum Liquidity), and 20.2.6 (Positive Working Capital);

(ii)	distributions as set out in Clause 21.6 (Distributions); and
(iii)	the Required Security Ratio set out in Clause 22.4 (Required Security Ratio), shall be subject to the prior written consent of all Lenders.
b)
The above waiver and consents are further subject to the condition that the Borrower shall ensure that any and all net proceeds received by the Borrower (or and other member of the Group) from the relevant buyer(s) in connection with the sale and delivery of each Newbuild, immediately is used towards prepayment of the Loans.

c)
The above waiver and consent is subject to NAT Chartering Ltd. entering into an account pledge pursuant to which the earnings account held by NAT Chartering Ltd. to which earnings in respect of the Vessels are paid into is pledged in favour of the Agent (on behalf of the Lenders), securing the Borrower's obligations and liabilities under the Agreement, and the Borrower entering into an addendum no. 2 to the Agreement, together with satisfaction of any conditions precedents set out therein, no later than 15 December 2017;

d)	Furthermore, the above waiver and consent are subject to the following conditions applicable during the period from 4 October 2017 to and including the expiry of the Existing Waiver Period:
(i)	no Utilisations may be requested under the Agreement;
(ii)
any distribution of dividends or other distributions to its shareholders permitted pursuant to the terms of the Agreement shall only be made provided that the amount so distributed shall not in respect of any dividend or distribution made during the period from 4 October 2017 to the expiry of the Existing Waiver Period, exceed (A) a value of USD 3 cent per share in the Borrower or (B) USD 4,300,000 in aggregate, however so that if the Borrower completes a share issue resulting in net proceeds of no less than USD 5,000,000, such amount shall be increased to USD 4,500,000.

(iii)
any payment of dividend or distribution made pursuant to sub-paragraph (ii) above shall be subject to outstanding Loans being prepaid in an amount corresponding to the dividend or distribution made; and

(iv)	the Margin shall:
(A)	from the date hereof and until 31 December 2017, be four-point-forty-five per cent (4.45%) per annum; and
(B)	from 1 January 2018 and for the duration of the Existing Waiver Period, be six-point-zero (6.00%) per annum.
e)
Furthermore, in the event that the Borrower completes an equity increase in the period from the date of this waiver until 31 December 2018 (in the form of a share offering or similar capital injection) the Borrower shall prepay the Loan in an amount of 50% of the net proceeds from such equity offering up to an amount of a maximum of USD 75,000,000, such prepayment to be made no later than on 31 December 2018.

f)
In respect of the reporting periods following expiry of the Existing Waiver Period, which for the avoidance of doubt and for the purpose of this sub-paragraph f) shall include the reporting period ending 31 December 2018, the calculation of the Required Security Ratio shall be made in accordance with paragraph c) of Clause 22.4 (Required Security Ratio) and the requirement as to the Liquidity of the Borrower shall be in accordance with Clause 20.2.5 (Minimum Liquidity).

g)
During the Existing Waiver Period, which for the avoidance of doubt and for the purpose of this sub-paragraph g) shall include the reporting period ending 31 December 2018, the Borrower undertakes not to make new investments except for investments made in connection with normal maintenance of the Vessels.

3	MISCELLANEOUS
a)	This letter is designated by the Borrower and the Agent as a Finance Document for the purposes of the Agreement.
b)
Other than as set out herein, the Agreement and the other Finance Documents shall continue in full force and effect and are hereby ratified and confirmed in all respects by the Parties as if herein set forth in their entirety.

c)	This letter is governed by Norwegian law.
Please confirm your agreement to the above by countersigning the enclosed copy of this letter and returning it to the undersigned.
Yours faithfully
DNB BANK ASA as Agent

By:	/s/ Hans Petter Korslund	/s/ Finn Kristian Reinertsen
	Hans Petter Korslund	Finn Kristian Reinertsen
	Advisor	Senior Advisor

Agreed and accepted:
Date: 14 May 2018
NORDIC AMERICAN TANKERS LIMITED

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	CEO

CHAIRMAN & CEO